CANADIAN ZINC CORPORATION

1202 – 700 West Pender Street, Vancouver, British Columbia, V6C 1G8

Tel:  (604) 688-2001 Fax:  (604) 688-2043

Email:  czn@canadianzinc.com

Website:  www.canadianzinc.com

ANNUAL INFORMATION FORM

as at May 15, 2003

for the Fiscal Year ended

December 31, 2002

CANADIAN ZINC CORPORATION

ANNUAL INFORMATION FORM

INCORPORATION

Canadian Zinc Corporation (the "Issuer" or “Canadian Zinc” or “the Company”) was incorporated in British Columbia, Canada, on December 16, 1965 under the name "Pizza Patio Management Ltd.".  The Issuer changed its name to "San Andreas Resources Corporation" on August 29, 1991 and to "Canadian Zinc Corporation" on May 25, 1999.

The Issuer's head office, and the registered and records office, is located at Suite 1202, 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8.

GENERAL DEVELOPMENT OF THE BUSINESS

The Issuer is a public company listed on the Toronto Stock Exchange under the symbol "CZN" and is engaged in the business of exploration and, when warranted, development of natural resource properties.  The Issuer, based in Vancouver, British Columbia, Canada, is exploring the Prairie Creek Property and adjacent ground (a zinc/lead/silver property) located approximately 500 kilometres west of Yellowknife in the Northwest Territories, Canada.  It has also recently signed a letter of intent to enter into an Option Agreement on the Damoti Lake Gold Project also in Northwest Territories, some 185 km north of Yellowknife.

From incorporation in 1965 until July 1991, the Issuer was exclusively in the restaurant business.  Pizza Delight Corporation Ltd. was the parent of the Issuer until July 29, 1991, when the Issuer sold its entire restaurant business and assets to Pizza Delight Corporation.  With this sale, the Issuer changed its focus and began activities in the natural resource industry.  Current management was not involved in the Issuer's affairs at that time.

Effective April 21, 1991 the Issuer completed a two-for-one stock split, and all references to shares will refer to post-split numbers unless otherwise specified.

Pursuant to an August 23, 1991 Option Agreement, the Issuer entered into an option to acquire a 60% interest in the Prairie Creek Property from Nanisivik Mines Ltd. (an unaffiliated third party.)  Subsequently, pursuant to a March 29, 1993 Asset Purchase Agreement that superseded the Option Agreement, the Issuer acquired a 100% interest in the Prairie Creek Property, the mining and surface leases of which are subject to a net smelter royalty of 2%, in favour of Titan Pacific Resources Ltd. with a maximum of $8.2 million.

The purchase price for the mineral interests was  $3,250,000 paid between 1993 and October 1995 in full, in cash and shares.  The purchase price was allocated $2,750,000 to the land and $500,000 to the plant and equipment.

On December 10, 1996 the Issuer completed the negotiation of the Prairie Creek Development Cooperation Agreement with the Nahanni Butte Dene Band (the “Band”) of the Deh Cho First Nations in the Northwest Territories of Canada.  The agreement provides that in consideration for the Band providing financial assistance, quiet enjoyment, access easements, potential cost savings as a result of the Band's involvement, support for the project and assembly and provision of the Band's traditional knowledge in support of the project, the Issuer will:

(a)

pay the Band 5% of after tax net profits after repayment of the aggregate costs incurred in constructing access and bringing the project into production;

(b)

grant the Band an option to purchase 10% or 15% of the project for $6,000,000 or $9,000,000 respectively subject to adjustment for inflation and additional development costs, exerciseable within three months following delivery of a Bankable Feasibility Study and receipt of all major permits for the project; and

(c)

give the Band preferential access on providing contract services; being competitive as to price, delivery, capability, performance and quality.

Following commencement of production, the Band and the Issuer will jointly fund (a) the establishment of an education centre to a maximum of $150,000 and annual operating costs up to $50,000; and (b) a scholarship fund of $20,000 per year increasing to $30,000 per year following payback of all capital costs.  In addition, the project will contribute $25,000 per year to a trust on commencement of construction of access to the project, to compensate traditional harvesters who are negatively affected by the project and the access.

Three Year History

Between 1991 and May 2000, a number of Private and Brokered Placements took place to fund the Issuer and its exploration and development programs, primarily on the Issuer’s Prairie Creek Property.  At the end of May 2000, the Issuer had 23,959,852 common shares issued and outstanding.

At the Annual General Meeting held on May 25, 2000, a new board of directors consisting of Robert J. Gayton (CFO, VP Finance), Wayne D. Lenton, John A. MacPherson (Chairman), Dr. Hugh Morris, Dr. David Shaw and Malcolm J.A. Swallow (President and CEO) was appointed by the shareholders   Since then, the Issuer has raised a total of $2.77 million, to fund the Prairie Creek Project and general and administrative expenses.

In January of 2001, the Issuer completed a Scoping Study designed to outline and guide the re-development of the existing mine and mill on the Issuer’s Prairie Creek property in NWT.  The comprehensive study identified a number of different development and production scenarios and confirmed the feasibility of mining and milling operation on the site.  The operation would take advantage of the existing mine and mill infrastructure put in place by the Hunt Brothers in 1982, but never operated.  Indicated capital costs for the new operation are estimated to be CDN$40.5 million including the construction of an all weather access road to the site.

During November 2001, John F. Kearney joined the Board and Wayne D. Lenton resigned from the Board.   Dr Hugh Morris resigned from the Board in December 2002 and was not replaced.

Significant Acquisition

On March 8th 2002, the Issuer signed a Letter of Intent to enter into an Option Agreement with Standard Mining Corporation; a wholly owned subsidiary of Doublestar Resources LTD. to acquire 50% of the Damoti Lake advanced Gold exploration Project, in the Northwest Territories.  The Option Agreement contemplated Canadian Zinc expending $2.4 million on the property over four years to earn 50% and also making annual lease payments in cash and stock. Following an extensive review of the project including a number of site visits and significant geological re-interpretation, it was decided not to proceed with the project in the light of the shortage of operating funds in the Company.  In March 2003 the project was returned to Doublestar after expending a total $184,747.

Trends

The Issuer relies on equity financings to fund its financial commitments. Between May 2000 and the date hereof, the Issuer has completed a number of financings to fund its on going programs, resulting in a total of  $620,089 being raised net of expenses, with a total of 36,138,169 shares of common stock issued and outstanding.

The Company will need to raise additional funds to meet its commitments on the Prairie Creek Property for 2003 and to cover general and administrative expenses.  The Directors are actively seeking sources of equity and other funding to ensure that the Company can continue in operation.

Significant progress was made on Prairie Creek during the last year, but metal prices, especially Zinc continue to languish.  Consequently, the Board of Directors made a strategic change in the corporate policy of the Company, by considering diversification into other properties and other metals. This will result in a more efficient use of personnel and capital, resulting in a stronger company, no longer reliant on one group of metals or a single property.

The Company’s first step in diversification was to enter into an agreement to acquire a 50% option on the Damoti Lake Gold Project, situated East of Prairie Creek and 200 km North of Yellowknife, in the Northwest Territories.  Damoti Lake is a well-developed, high grade, gold exploration play, with over $14 million spent on it to date.  Unfortunately after an extensive examination of the property and a program of re-interpretation of the data, the Company did not feel it could fund an ongoing exploration program from its current resources.  As a consequence the property was returned to Doublestar.

The Company continues to search for projects of merit and has examined a number of other opportunities during the year, non of which have come to fruition at this time.

Many analysts expect metal prices to improve significantly within the next two years. Zinc, the primary metal at Prairie Creek, continues to hover around its 14 year low.  Copper and Lead, the other metals produced have suffered in a similar fashion, with only Silver showing some improvement in price.  Exchange rates for the Canadian Dollar against the US dollar have also reacted unfavourably, with the US dollar value of sales decreasing against the Canadian dollar costs of the project.  However, as the metals prices languish near their historical real lows, the recovery in prices when it comes will be sharp and prolonged since the current marginal producers will have been driven out of production.  This continues to give the Directors encouragement to bring the Prairie Creek project forward. The Mine remains one of the highest grade undeveloped base metal properties in the world and a major Canadian resource.

Gold prices represent one of the few high spots in the metals markets and consequently Canadian Zinc will continue to pursue projects of merit, particularly in gold.  The Issuer will scrutinize all new projects intensely and carry out a thorough investigation of each property, before committing the Company’s capital and time on any project.  The Company believes that the Damoti Lake high-grade gold target will give it exposure to another excellent and diversified opportunity at a time when gold is in recovery.  This, when combined with the 100% owned Prairie Creek zinc /lead/silver Property will enhance and confirm Canadian Zinc’s commitment to operating and working in the Northwest Territories, while providing the Company with exposure to a highly prospective and exciting gold opportunity.

NARRATIVE DESCRIPTION OF THE BUSINESS

Risk Factors

Exploration and Development Risks

The business of exploring for minerals and mining involves a high degree of risk.  There is no assurance the Issuer’s mineral exploration activities will be successful.  Few properties that are explored are ultimately developed into producing mines.  In exploring and developing its mineral deposits the Issuer will be subjected to an array of complex economic factors and technical considerations.  Delays in obtaining governmental approvals, inability to obtain financings or other factors could cause delays in exploring and developing properties.  Such delays could materially adversely affect the financial performance of the Issuer.  Unusual or unexpected formations, formation pressures, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, environmental hazards, the discharge of toxic chemicals and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration and development programs.

Title Matters

The mining claims in which the Issuer has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt.  Some claims have not been converted to lease, and are, accordingly, subject to regular compliance with assessment work requirement.  Mining leases and surface leases owned by the Issuer have been surveyed accordingly.  Other parties may dispute the Issuer’s title to its mining properties.

While the Issuer has investigated title to all mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title.  The properties may be subject to prior unregistered agreements or transfer or native land claims and title may be affected by undetected defects.

Competition

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential.  The Issuer competes with other exploration and mining companies, many of which have greater financial resources than the Issuer, for the acquisition of mineral claims, leases and other mineral interest as well as for the recruitment and retention of qualified employees and other personnel.

Mineral Prices

The market price of precious metals and other minerals is volatile and cannot be controlled.  If the price of precious metals and other minerals should drop significantly, the economic prospects of the projects that the Issuer has an interest in could be significantly reduced or rendered uneconomic.  There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of products from that ore.  Factors beyond the control of the Issuer may affect the marketability of any minerals discovered.  Mineral prices have fluctuated widely, particularly in recent years.  The marketability of minerals is also affected by numerous other factors beyond the control of the Issuer, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

The development of the Issuer’s properties will depend upon the Issuer’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There is no assurance that the Issuer will be successful in obtaining the required financing.

Environmental and other Regulatory Requirements

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Issuer, the extent of which cannot be predicted.  Before production can commence on any properties the Issuer must obtain regulatory approval and there is no assurance that such approvals will be obtained.  Although the Issuer believes its mineral and exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Uninsured Risks

The Issuer may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons.  The payment of such liabilities would reduce the funds available for exploration activities.  The Issuer may become subject to liability for hazards which it cannot insure against or which it may elect to insure against because of premium costs or other reasons.  In particular, the Issuer is not insured for environmental liability or earthquake damage.

Conflicts of Interest

Certain of the Issuer’s directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Issuer may participate, the directors of the Issuer may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Issuer’s directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  Under the laws of the Province of British Columbia, the directors of the Issuer are required to act honestly, in good faith and in the best interests of the Issuer.  In determining whether or not the Issuer will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Issuer may be exposed and its financial position at that time.

Principal Property – Prairie Creek, NT

The Prairie Creek Property consists of a 100% interest in the mining leases, surface leases and staked mineral claims described below, the mining and surface leases of which are subject to a 2% net smelter royalty in favour of Titan Pacific Resources Ltd. capped at a maximum of $8.2 million.

Land Tenure

The Prairie Creek Property is comprised of:

•

Mining Leases Numbers 2854, 2931, 2932, 2933, 3313, 3314, 3315, and 3338; (8,848.4 acres, expiring from September 20, 2010 to August 5, 2020): Surface Leases Numbers 95 F/10-5-3 and 95 F/10-7-2; (325.81 acres).  The Surface Leases are presently held in an overholding tenancy pending negotiation of their renewal with the Department of Indian and Northern Affairs Canada:

•

Three staked mineral claims comprising 6,691.60 acres; these claims extend the current land holdings to include an area, which is approximately 27 kilometres long by 2-3 kilometres wide.  Unless converted to mining leases, these claims will expire in August 2002.

•

Four additional mineral claims, referred to as the Gate Claims, were staked in 1999 in the vicinity of the Prairie Creek Property.  These claims consist of the Gate 1-4 Claims covering an area of 9,245.35 acres.   Sufficient assessment work has been filed on these claims to hold them in good standing for five years.

The Prairie Creek Mine is located on land claimed by the Nahanni Butte Dene Band (the “Band”) of the Deh Cho First Nations (“DCFN”) as their traditional territory.  The DCFN are engaged in ongoing negotiations with the Government of Canada and the Government of the Northwest Territories in what is referred to as the Deh Cho Process.  The negotiations are currently at the Interim Measures and Agreement In Principle stage.  The outcome of the negotiations is expected to be a Final Agreement that will provide, amongst other things, for the implementation of a Deh Cho form of government to oversee the delivery of programs and services to residents within the DCFN territory.  It is expected that the negotiations will take some five to seven years to complete.

In 1996, the Company and the Band successfully negotiated and executed the Prairie Creek Development Cooperation Agreement (the “Agreement”).  The overall intent of the Agreement was to establish and maintain a positive and cooperative working relationship between the Company and Band in respect of the further development and operation of the mine, while at the same time supporting an economically viable and environmentally sound operation and maximizing economic opportunity and benefits to the Band and other DCFN.  This Agreement foresaw the many benefits, which could accrue to the Band and the DCFN in conjunction with development of the road and mine, and made provision for maximizing opportunities to realize these benefits.  To this end, the Agreement provides employment and contracting opportunities as well as equity participation for the Band and the DCFN.  The reaching of this Agreement was endorsed by Band Council Resolution and supported as well by the DCFN by Tribal Council Resolution.

In the Agreement, the Band proclaimed its support for the mine and the establishment of the access road in recognition of the significant benefits to the Band and the DCFN communities as a whole, and undertook to assist the Company in procuring permits, approvals and licences necessary to bring the mine into production, as well as grants, guarantees or other financial assistance from Government towards the establishment of the access road.

Location, Access and Climate

The Prairie Creek Property is situated approximately 350 kilometres north of Fort Nelson, British Columbia, the nearest railhead and 500 kilometres west of Yellowknife, the administrative centre of the Northwest Territories.

Year round access is provided by aircraft to a 3000-foot gravel airstrip immediately adjacent to the camp.  The Prairie Creek Property is also accessible by a winter road, which extends from the property to the Liard Highway, a distance of 170 kilometres.  The Liard Highway is the major north-south transportation route, which connects Fort Nelson, British Columbia to Fort Simpson, Northwest Territories.

The climate is sub-Arctic, being characterized by long cold winters with pleasant summers.  Snowfall is light and only minor difficulty has been experienced in operating throughout the winter months.

Property Geological Summary

The Prairie Creek Deposit contains a significant mineral resource of over 11.8 million tonnes grading 12.5% zinc (Zn), 10.1% lead (Pb), 161 g/tonne silver (Ag) and 0.4% copper (Cu).  Three distinct styles of base metal mineralisation have so far been discovered on the property:  Mississippi Valley-type cavity style (MVT), Vein and Stratabound.  MVT Zn-Pb mineralisation is exposed in the northern portion of the property within a marginal carbonate sequence.  The latter two styles of mineralisation occur within the Prairie Creek embayment feature in a Siluro-Ordovician sedimentary sequence.  The majority of the current mineral resource reports to Vein Pb-Zn-Ag-Cu and occurs in a crosscutting steeply east dipping fault with a northerly strike.  The remainder of the mineral resource occurs as Stratabound massive sulphides, which were recently discovered proximal to the Vein mineralisation.  The close proximity of the two styles of deposit may indicate a somewhat similar genetic origin.

The principal Vein structure, at Prairie Creek, cuts through Ordovician age dolostones and graphitic shales of the Whittaker and Road River Formations.  The distinctly different style of mineralisation, termed Stratabound, was encountered in 1992 during deeper drilling near the Vein.  The Stratabound mineralisation presently consists of a resource of 1.4 million tonnes grading 10.3% zinc, 5.0% lead and 53 g/tonne silver.  This style of deposit is found, so far, wholly within the Upper Whittaker Formation dolostones.  Drill holes such as PC-92-15, have cut significant composite intercepts such as 4.4% lead and 9.3% zinc over 28 meters of core.  Stratabound sphalerite-galena-pyrite sulphides occur predominately in a subunit of the Whittaker termed the Mottled Horizon located approximately 200 meters below the present mill level (870 m) underground workings.

Since 1991, the Issuer has completed 42,000 meters of surface diamond drilling and an underground sampling program, which has greatly expanded the inventory of known resources on the property to the current 11.8 million tonnes.  The discovery in 1992 of Stratabound type mineralisation in the main zone opened up multiple exploration targets for the discovery of further Stratabound deposits.  Potential for significant increases in Stratabound mineralisation exist throughout the property.  Drilling on Zone 3 has so far been restricted by topography limiting the areas of potential mineralisation that can be drilled.  Such Stratabound mineralisation has the potential to significantly increase the tonnage fed to the mill, due to its much higher tonnes per vertical meter of depth.

The Vein-type deposit remains open ended to the north and south of the current resource, which is defined over only 2.5 kilometres of the 16-kilometer prospective corridor.  With many Vein occurrences exposed throughout its length, the prospects for additional Vein and Stratabound material are excellent over the remaining 14 kilometres of subsurface.  Consequently, there remains excellent potential for discovering additional massive sulphides in the vicinity of the Prairie Creek Mine, which will further add to the already substantial mineral resource base.

Pre-Issuer History and Exploration

The original discovery of mineralisation on the property was made in 1928 at the showing known as the "No. 5 Zone".  In 1958, a limited mapping program was undertaken by Fort Reliance Minerals Ltd.  The claims lapsed in 1965 and were restaked by the prospector and subsequently conveyed to Cadillac Explorations Ltd. ("Cadillac") in 1966, who also acquired a 182,590 acre prospective permit.  This permit expired in 1969 and 6659 acres (210 claims) were selected by Cadillac and brought to lease.  Additional claims have since been acquired.

During 1966 to 1969, trenching was carried out on a number of zones and underground exploration commenced.  The property was optioned to Penarroya Canada Ltee. ("Penarroya") in 1970 and the underground development was extended.  Surface drilling and preliminary metallurgical testing was also conducted. Penarroya discontinued their work in late 1970 and Cadillac resumed full operation of the project.

Cadillac further developed the underground workings and resampled the crosscuts in 1979.

In 1980, Cadillac acquired a 1000-ton per day concentrator and transported it to the minesite.  In December 1980, Procan Exploration Company Ltd. ("Procan") agreed to provide financing for construction, mine development and working capital necessary to attain production based on an independent feasibility study.

Construction activities continued until May 1982 when they were suspended due to lack of financing.  Subsequently Cadillac went into bankruptcy.  In 1991, Nanisivik Mines Limited acquired the property through the bankruptcy proceedings.  In August 1991, Nanisivik granted the Issuer its option to earn a 60% interest in the property and in March 1993, the Issuer acquired a 100% interest in the Prairie Creek Property, subject to the net smelter return royalty in favour of Titan Pacific Resources Ltd.

Geological Setting

The Prairie Creek Mine is located in the southern portion of the Mackenzie Mountains physiographic subdivision within the Northern Cordillera Geosyncline.  The Southern Mackenzie Mountains are underlain by Lower Paleozoic carbonates of the Mackenzie shelf, and associated basinal limestones, dolostones and shales.

Structurally the prevalent orientation of faulting and folding is north-south.  Faults and fold axial planes dip both east and west.  A number of north trending thrust faults cut through the region.  The east dipping Tundra Thrust Fault (located on the Prairie Creek Property) and, 30 kilometers to the west, the west dipping Arnica Thrust Fault define the present margins of the Prairie Creek paleobasin, which accumulated a thick Devonian sequence of sediments (including the Cadillac and Funeral Formations).  The two principal styles of base metal sulphide mineralisation occur within the Prairie Creek basinal feature in the Ordovician-Silurian Whittaker and Road River Formations.

Property Geology and Recent Exploration and Development

The northern part of the property is underlain by a marginal carbonate sequence of the Root River, Camsell and Sombre Formations.  This sequence is bounded to the west by the east dipping Tundra Thrust, which forms the eastern boundary of the Prairie Creek basinal sequence.

In the southern part of the property the mine is geologically situated on the eastern margin of the Prairie Creek Embayment (Morrow D.W. and Cook D.G., 1987).  This ancient basinal feature is composed primarily of a conformable sequence including the Lower Ordovician Whittaker Formation dolostones, Silurian Road River Formation shales, and Cadillac Formation thinly bedded limy shales.  Lower to Middle Devonian Arnica and Funeral Formation dolostones and limestone overlie this assemblage on the northern part of the property.

In the southern part of the property faulting and folding axis trend generally north-south, resulting in windows of older Road River shales cored by the Whittaker Formation dolostones being exposed along the core of the main Prairie Creek anticline.  The Prairie Creek anticline is structurally bounded to the east by the PC Fault and to the west by the Gate Fault.

Property Base Metal Mineralisation

There are three main styles of base metal mineralisation so far located on the property:  Vein sulphides, Stratabound sulphides (both of which occur in the southern part of the property) and Cavity infill sulphides (MVT) which are found in the marginal carbonates in the northern sector of the property.  Exploration at Prairie Creek has revealed many base metal mineral showings along the entire 27-kilometer length of the property.  Historical exploration of the property has led to the referencing of these surface mineral showings by name.

In the northern section of the property MVT type showings occur and are referred to, from north to south over a distance of 10 kilometers, as the Samantha, Joe, Horse, Zulu, Zebra and Road Showings.  In the southern part of the property, where Vein occurrences were exposed at surface, the mineral showings were referred to as sequentially numbered Zones.  Some of these mineral Zones, as a result of recent exploration by drilling, are now known to also contain Stratabound mineralisation in subsurface.  The subsurface area above the underground workings is referred to as Zone 3.  Originally Zones 1 and 2 occurred adjacent to Zone 3, however, as a result of continuing exploration, Zone 1 and 2 are now incorporated and considered part of Zone 3.  A further expression of Vein mineralisation, known as the Rico Showing, is located 4 kilometers to the north of Zone 3.  Zone 3 contains the present estimated mineral resource, which includes both Vein and Stratabound mineralisation.  Extending south from the minesite (or Zone 3) are a series of other Vein exposures referred to as Zones 4 through 12, extending over a distance of 10 kilometers.

Vein Sulphides

Quartz Vein Sulphide mineralisation occurs in a north-south trending 16 kilometer long corridor in the southern portion of the property (referred to as Zones 1 through 12).  The bulk of the mineral resources outlined to date on the property are established on only one of these Vein occurrences, namely Zone 3 (which includes Zone 1 & 2).

The vein in Zone 3 strikes approximately north and dips steeply to the east (variable from -40°E to -90° and averages -65°E).  Most of the surface mineralized zones at Prairie Creek occur within Road River Formation shales.  These showings generally occur close to the axial plane of a tight north-south doubly plunging anticline. Mineralisation comprises galena, sphalerite, lesser pyrite, tennantite-tetrahedrite as massive to disseminated in a quartz-carbonate-dolomite matrix.  Silver is present in equal amounts both in galena and tennantite-tetrahedrite.  Vein widths are variable (from <0.1m to >5m) but overall averages indicate a horizontal thickness of approximately 2.7 meters.  The most extensive known Vein occurrence is in Zone 3 where underground development has proven 940 meters of strike length and diamond drilling has indicated a continuance of the vein for a further 1.2 kilometers.  The vein remains open to the north and is expected to continue at depth for a further 4 kilometers.  Evidence of the vein continuing is the Vein occurrence at the Rico Showing on surface 4 kilometers north on strike of the vein.  In Zone 3, the vein appears to be a tensional fault feature co-planar to a tight N-S trending fold axis.

At the end of the 930 meter level workings, the main vein dissipates into the mid Road River shales.  Rock competency appears to be a controlling feature on formation of the vein hence in the upper shales of the Road River and Cadillac Formations the vein is not well structured.  Drilling at depth has indicated a continuance of the vein however little information is available below the 600 meter elevation mark.

Also of note towards the end of the 930 meter level workings (crosscut 30) are a series of narrow (average 0.5 meter wide) massive sphalerite-tennantite veins striking at approximately 40° to the main Vein trend.  This zone is referred to as Vein Stockwork and carries a calculated mineral resource based on underground sampling and limited diamond drilling.  It is proposed that the Stockwork system formed as tensional openings formed by primary movement along the Vein fault structure.

Stratabound Sulphides

Stratabound mineralisation was discovered in 1992 while drilling to extend Vein resources at depth.  So far indications of Stratabound mineralisation have been found by drilling along the trend of the Prairie Creek Vein System over a strike length of more than 3 kilometers.  This type of deposit has so far been located by drill holes in Zones 3, 4, 5 and 6 (Findlay, October 2000).  Stratabound massive sulphides occur largely within a mottled dolostone unit of the Whittaker Formation close to both the Vein system and the axis of the Prairie Creek anticline.

Stratabound sulphide mineralisation has now been identified in three stratigraphic horizons of the Upper Whittaker Formation.  Mineralisation consists of sphalerite-pyrite-galena, totally replacing the host dolostone with little apparent alteration.  Apparent thicknesses of the Stratabound zone of up to 28 meters have been drill intercepted.  Stratabound mineralisation is generally fine grained, banded to semi massive, consisting of massive fine grained sphalerite, coarse grained galena and disseminated to massive pyrite.  This type of sulphide mineralisation appears to be genetically related to the Vein mineralisation, however it is different in its mineralogy and structural setting.

There are presently no underground workings that intercept Stratabound material.  The main drill defined Stratabound deposit occurs 200 meters below the 870 meter level at the minesite.

Cavity Style Sulphides

Cavity-style infilling sulphide mineralisation is located at the Zebra showing which is one of the southern showings in a belt that extends for 10 kilometers to the north and includes the Zulu, Joe and Samantha showings.  Mineralisation is comprised of colliform rims of sphalerite, brassy pyrite and minor galena with or without later dolomite infilling.  Mineralisation is hosted within the Root River Formation.

Mineralisation occurs discontinuously at approximately the same stratigraphic horizon along this NNW trend. This sulphide appears to be classic Mississippi Valley Type mineralisation occurring in open cavity type settings.

This style of mineralisation is similar to some of the deposits mined at Pine Point, Northwest Territories.  Since these showings occur in a more remote location of the property and are somewhat lower grade they have not been the focus of any major exploration.

1992 Prairie Creek Property Exploration

The highlight of the 1992 Exploration Program was the diamond drilling discovery of a new Stratabound zinc and lead deposit directly down dip of Zone 3 vein deposit.

The Issuer started the 1992 Exploration Program with the objective of building a mineable reserve by drilling the down dip extension of the vein deposits in Zone 3. This zone is just one of thirteen lead/zinc/silver mineralized vein showings along a 10.5 mile long structural trend within the Issuer’s property.  All the existing mine and mill infrastructure on the property is located in the Zone 3 area.

Most of the pre-1992 exploration and development work was focused on Zone 3. This vein, which dips at about 63 degrees east, was examined by drifts on three levels separated by about 200 feet.  The mid level, at 3,050 feet above sea level, has accessed about 3,000 feet of vein strike.  The lowest drift, at the level of the Prairie Creek valley near the plant (2850 feet above sea level) accesses about 1600 feet of vein.

The Stratabound deposit discovered by drill hole PC-92-8 lies about 650 feet below the elevation of the concentrator plant on surface.  The deposit is cross-cut by the vein structure and is therefore older than the vein deposits.  After hole PC-92-8, the focus of the exploration effort in Zone 3 was centered on extending this new deposit.  By the end of the year, a total of thirteen holes had penetrated the deposit.  The maximum thickness of the sulphide mineralisation intersected was over 80 feet of true width and the mineralisation was seen to be always within the same stratigraphic horizon.  By year end, the deposit appeared to have a minimum area of approximately 500 feet by 230 feet.

1993 Prairie Creek Property Exploration Programs

In 1993 a $1.4 million exploration program was designed to determine the extent of the Stratabound mineralisation in the area of Zone 3, to expand known vein mineralisation, and re-evaluate three showings in the northern part of the property.

The 1993 drilling program in Zone 3 resulted in a 67% increase during the year in the size of the Stratabound deposit over previously known dimensions.  Holes PC-93-23, 24, 25, 27, and 35 extended the deposit to the southeast by approximately 500 feet.  The deposit remained open in two directions.  With the additional drill hole information on the structural and stratigraphic setting of the deposit it was determined that a model along the lines of some of the Irish carbonate hosted lead/zinc deposits (i.e., Lisheen, Galmoy and Silvermines) may be the most appropriate analogy for the Prairie Creek Stratabound deposit.

In order to test regionally for signs of the same kind of mineralisation as the Stratabound deposit in Zone 3, ten holes were drilled sporadically along the structural trend for a distance of approximately 4.5 miles south of Zone 3. The host horizon to the mineralisation was encountered in every hole and strong evidence for another Stratabound deposit was encountered in Zone 6, approximately two miles south of Zone 3. The intersection here in PC-93-41 could not be followed up because of a seasonal lack of water in the area.

In late 1993 hole PC-93-50 in Zone 3 intersected vein mineralisation 550 feet below the underground workings in the northern half of the deposit.  This hole indicated that the vein is present and strongly mineralized at this depth and established a large block of untested, prospective ground within easy range of the mine infrastructure both below and to the north of the present underground workings.

The Rico Showing, at the northern end of the main Prairie Creek vein trend, was trenched and a vertically dipping mineralized vein was exposed.  Some additional mineralisation was found to the east of the vein which appears to be Stratabound but structurally controlled by shallow dipping faults.

In addition to the drilling activity, the Issuer undertook a surface mapping/prospecting campaign in the northern half of the property from the winter road NNE to the Samantha Showing.  A significant development from this work was the incorporation of the three existing showings in the area (Samantha, Joe and Winter Road Gossan) with three new showings (Zebra, Horse and Zulu) into a six-mile long trend.  All of these showings are gossanous outcroppings within the same formation.  The weathered, crumbly rock fragments from these showings give high grades of zinc.  The Zebra, Horse and Zulu Showings all have unweathered zinc mineralisation in a cavity-filling setting with associated pyrite and dolomite mineralisation.  The recognition of this trend of showings as a separate and geologically distinct mineralisation type from both the vein and the Stratabound deposits in the southern part of the property was an important discovery for the Issuer.  This trend represents a shallow target for exploration with a similar type of mineralisation to the Pine Point deposits (i.e., Mississippi Valley Type).

During 1993 the Issuer advanced metallurgical studies primarily on the vein mineralisation but also concluded studies on the Stratabound mineralisation types.  From these studies and subsequent discussions with various smelters by the Issuer's consultants it was established that marketable concentrates of lead and zinc can be produced from the vein mineralisation.

1994 Prairie Creek Property Exploration Programs

Exploration activity during the 1994 field season was conducted between May and November.  Work consisted predominately of diamond drilling focused mainly on increasing definition of known mineralized zones.  A second drill was purchased and was operating by July 1994.  A total of 13,265 metres was drilled in 37 holes.  Zone 3 was the primary focus of drilling.  Other areas drilled included Zone 6, Zebra, Rico and Zone 5.

New road construction in steep terrain permitted drill access in the previously unexplored northern portion of Zone 3. A new Stratabound style mineralized body (referred to as SD2) was intersected in this area early in the season (hole PC-94-56).  Towards the end of the season, a third Stratabound/stockwork mineralized zone of considerable thickness was intersected (PC-94-82) further north and higher in the stratigraphic package than SD2.  This zone awaits further drilling.

Intersections below previously identified mineralisation at the north end of Zone 3 significantly increased the vein resources.  In addition, two holes intersected a wide stockwork zone of high-grade, steeply-dipping, sphalerite-quartz stringers in the footwall of the main structure in and around the 930 metre level.  This stockwork provides significant additional resources and expands the potential of the vein system to supply relatively low cost millfeed.

A single high-grade massive sulphide intersection of over two metres in thickness was drilled in the Upper Spar horizon in Zone 6 (PC-94-64).  Mineralisation could not be found in three follow-up holes at 40 metre step-outs.  Nevertheless, this intersection coupled with a seven metre wide non-sulphide zinc mineralisation intersection within the PC Fault, approximately 60 metres to the east, raises the importance of Zone 6 as a future exploration target for Stratabound type mineralisation.

An induced polarization (IP) geophysical survey was conducted in the Zebra area.  Significant chargeability anomalies were detected.  A single IP line from the Joe Showing to the Horse Showing was also surveyed.  Follow-up drilling at Zebra encountered widespread sulfide mineralisation and two or more horizons of colloform pyrite-sphalerite MVT style mineralisation.

1995 Prairie Creek Property Exploration Program

The 1995 drilling program at Prairie Creek increased the total mineral resources from 6.2 million tonnes to 10.6 million tonnes, grading 13.1% zinc, 11.4% lead and 188 gms/tonne silver.  A summary of the mineral resources, of which 2.8 million tonnes is in the category of proven and probable reserves, was prepared by MRDI Canada, a division of H.A. Simon.

The additional mineral resources were indicated by 7 step-out drill holes, 6 of which were spaced at 200 metre intervals, moving in a northerly direction.  All these step-out holes successfully intercepted the main vein structure; consequently, the strike length of the vein has been extended from 850 metres to more than 2.1 kilometres.

The Issuer's confidence in the increased resource estimate, was based upon the extended strike length, and arises from the consistency of the vein previously demonstrated by 1.4 kilometres of underground drifting and 42 diamond drill holes.  Furthermore, the most impressive step-out hole was the most northerly one drilled in the 1995 program, which returned the best grades and indicated the possible existence of multiple parallel vein structures in the area continuing to the north.

Environmental and geotechnical studies were carried out to facilitate the preproduction permitting process.  A project description report was compiled by Rescan Environmental Ltd. and filed with the Northwest Territories Regional Environmental Review Committee (RERC) in Yellowknife.  This report contains details of the environmental work completed on behalf of the Issuer at the Prairie Creek Property.  The report was filed to elicit terms of reference for an initial environment evaluation report.  A Land Use Permit Application for upgrading the access road to an all-weather road was also filed with the appropriate government agency.

1996 Prairie Creek Property Planned Exploration Program

In 1996 there was no active exploration at Prairie Creek.  On December 10, 1996 the Issuer completed the negotiation of the Prairie Creek Development Cooperation Agreement with the Nahanni Butte Dene Band of Deh Cho First Nations in the Northwest Territories of Canada.

1997 Prairie Creek Property Exploration Program

To add to the database a number of aspects of exploration and mining were examined in 1997 including: underground sampling, metallurgy and an independent resource assessment.

An underground exploration program was carried out at Prairie Creek in order to complete sampling information from the 3 levels of workings.  After rehabilitation of the 870m and 930 meter underground levels had been completed, a series of 231 chip samples were collected from 294 meters of previously unsampled underground drift development with the following average grades produced:

U/G SAMPLING	DRIFT LENGTH	TRUE WIDTH	ZINC	LEAD	SILVER	COPPER
	(meters)	(meters)%		%	gm/t	%
Total drift Sampled	294
Weighted Average		1.78	17.22	15.98	329.9	0.77

The above assay results and widths represent the main vein structure only; there are significant “ore” grades on the flanks of this structure and these are expected to contribute substantial tonnages to the total deposit. A number of samples were used to verify the results of work carried out by previous operators and these have been confirmed by assay results.  A random selection of the 1997 samples were umpired at a second independent laboratory and these confirmed the accuracy of the initial assays.  Additional samples from 19 diamond drill holes were taken; additional “ore” grade assays were returned from 3 of these holes extending the width of previously known “ore” intersections.

Certain metallurgical aspects were also examined as part of the 1997 exploration program.  The results of simulated heavy media tests indicate that a quarter inch crush/grind would probably be a suitable medium for rejection of almost 60% of the gangue (from the “ore”) without incurring significant losses of values.  The major benefit of reduced gangue is that either the existing mill will not require the proposed expansion or, with the expansion of the mill, the throughput of “ore” could be substantially increased.  A thermal alternative was investigated when it had been determined that mercury could not be removed from the zinc concentrate by physical means.  The results of roasting tests have been encouraging with the successful removal of up to 92% of the mercury content in the zinc concentrate.  The benefit of reducing the mercury levels is the increase in the marketing options for the zinc concentrate.

1998 Prairie Creek Property Exploration Program

In January 1998, a Resource Estimation was carried out by MRDI Canada, a wholly owned subsidiary of AMEC E&C Services Limited. The information used in the resource estimate by MRDI was derived from the Issuer's diamond drill hole data, channel sampling from underground development and from a number of the more clearly defined drill logs from previous operators.

The database for compilation incorporated 1,529 sample assays from the Vein (both underground channels and diamond drilling), 39 samples from the stockwork (both underground channels and diamond drilling) and 282 sample assays (drilling only).  The silver grades were cut to 600 g/tonne.  Specific gravity laboratory measurements were provided for 231 Vein samples and 22 Stratabound samples.  MRDI completed regression analysis to determine an appropriate function to calculate specific gravity for the remainder of the samples.  The mineral resource was classified into measured, indicated and inferred resources, based upon level of confidence according to the Australasian Code for Reporting Identified Mineral Resources and Ore Reserves, using drilling grid spacing and continuity of mineralisation as determined through the geo-statistical review of the data.  MRDI staff visited the property site and agreed that the data and interpreted model represents the Prairie Creek Deposit.

The table below shows this “estimated resource” contained in Zone 3 only, as calculated by MRDI in the course of their independent review.

Prairie Creek Resource Calculation			Zone 3 Only. MRDI (January 1998)
Type	Category	Tonnes	Zn%	Pb%	Ag g/t	Cu%
Vein	Measured	542,000	12.5%	13.0%	197.0	0.4%
Vein	Indicated	1,434,000	11.2%	12.8%	190.0	0.4%
Subtotal		1,976,000	11.6%	12.9%	191.9	0.4%

Vein	Inferred	7,412,000	12.7%	11.0%	174.0	0.4%
Stockwork	Measured	79,000	31.1%	15.0%	294.0	0.7%
Stockwork	Indicated	228,000	14.5%	5.6%	134.0	0.4%
Subtotal		307,000	18.8%	8.0%	175.2	0.5%

Stockwork	Inferred	742,000	14.6%	5.0%	145.0	0.4%

Stratabound	Measured	500,000	10.5%	5.4%	51.0	0.0%
Stratabound	Indicated	785,000	10.6%	5.1%	59.0	0.0%
Subtotal		1,285,000	10.6%	5.2%	55.9	0.0%

Stratabound	Inferred	124,000	7.9%	2.7%	26.0	0.0%

Total Resource by Categories			Zone 3 only
All Mineralisation	Measured	1,121,000	12.9%	9.8%	138.7	0.2%
All Mineralisation	Indicated	2,447,000	11.3%	9.7%	142.8	0.3%
Subtotal Measured & Indicated		3,568,000	11.8%	9.7%	141.5	0.3%

All Mineralisation	Inferred	8,278,000	12.8%	10.3%	169.2	0.4%
Subtotal Inferred		8,278,000	12.8%	10.3%	169.2	0.4%

As a Qualified Person representing Canadian Zinc Corporation, Alan B. Taylor states that in his opinion the categories of measured, indicated and inferred mineral resources in The Australasian Code for Reporting of Mineral Resources and Ore Reserves used by MRDI are substantially equivalent to the categories of measured, indicated and inferred mineral resources in the CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines as incorporated in National Instrument 43-101.

The “1998 mineral resource estimation” reflected the impact of step-out exploratory drilling at depth and along strike of the previously known mineral reserve subsequently completed by CZN since acquiring the property.  While tonnage increased in direct proportion to area of influence, the basic Vein mineralogy and structure remained the same.  The “MRDI resource” grades include all intercepts in a specific area, and has had no blocks removed by a cut off grade.

It is fully understood that the 1998 mineral resource is strictly an in-situ mineral resource estimation and further delineation drilling and underground drifting is required in order to raise the confidence level of the resources.

During the year, minimum exploration took place at the Property, which was placed in a care and maintenance program only.

1999 Prairie Creek Property Exploration Program

During 1999 a small exploration program commenced on newly staked mineral claims adjacent to the existing land holdings.  The Gate 1-4 Claims were staked covering an area of 9245 acres to the west of the main property.  Exploration consisted of geological mapping, soil and rock sampling over areas that contain similar geology with that of the Prairie Creek. This exploration resulted in the discovery of a vein in outcrop with select samples grading similar with that of the main established vein at the Prairie Creek Property.  Also a large zinc soil anomaly was located over favourable geology.  Further follow-up was recommended.

2000 Prairie Creek Property Exploration Program

In 2000, the Issuer carried out a helicopter supported exploration reconnaissance program in the Nahanni region based out of the Prairie Creek minesite.  This month long program covered an area of 4,000 square kilometers and consisted mainly of stream sediment sampling.  Six target areas, which merit follow-up exploration, were identified and additional reconnaissance exploration is recommended in specific areas.  In connection with an on-going scoping study further metallurgical samples were collected, the mill equipment was reassessed and a land use permit application was submitted.  The road access corridor, tailings pond and the underground workings were re-examined for future production considerations and capital cost estimates.

2001 Prairie Creek Property Activities and Exploration and Development Programs

In January of 2001, the Issuer announced the successful completion of a Scoping Study designed to outline and guide the re-development of the existing mine and mill on the Prairie Creek Property.

The comprehensive study identified a number of different development and production scenarios.  The base case indicates a break-even cash cost of production of US 34.5 cents per pound of saleable zinc after by-product credits, but before financing and taxation.  The operation will take advantage of the existing mine and mill infrastructure put in place by the Hunt Brothers in 1982, at a cost of CDN$67 million, but never operated.  The replacement cost of this mine and mill is estimated at $100 million in today’s dollars.  Indicated capital costs for the new operation are estimated to be CDN$40.5 million including the construction of an all weather access road to the site.

The base case financial model indicates that the operation at a capital cost of CDN$40.5 million would have a pre-tax and financing IRR of 45.6% and an NPV (at 10% discounted cash flow) of CDN$97.2 million dollars over the first ten years of a minimum 18 year mine life.  The study used long term metal prices of US$0.90 per lb Cu, US$0.50 per lb Zn, US$0.25 per lb Pb and US$5.50 per ounce Ag.  The Canadian dollar was kept constant at US$0.66.  On this basis, for every cent the Zn price is over the break-even production cost of US 34.5 cents per pound; pre tax and financing cash flow increases by around US$0.64 million per annum.

The Study took six months to complete and includes metallurgical testwork, mill re-design, alternative mining methods, inclusion of paste backfill in the mine design, capital and operating cost estimates, a review of smelter terms and conditions for the Prairie Creek concentrates and other operating parameters.  It was prepared in house using independent consultants and contractors at a cost of approximately $400,000 and demonstrates that a 1,500 tonne per day mining operation can be established at Prairie Creek producing in the order of 95 million pounds of saleable zinc annually over at least 18 years (based on the current known combined resource of 11.8 million tonnes grading 12.5% Zinc, 10.1% Lead, 161 g/t Silver and 0.4% Copper, consisting of 3.6 million tonnes measured and indicated grading 11.8% Zinc, 9.7% Lead, 141.5 g/t Silver and 0.3% Copper, and 8.3 million tonnes inferred grading 12.8% Zinc, 10.3% Lead, 169.2 g/t Silver and 0.4% Copper estimated by MRDI, a wholly owned subsidiary of AMEC E&C Services Limited, in 1998).

It should be noted that the Economic Assessment in the Scoping Study is preliminary and partially based on Resources that are considered too speculative to be categorized as Reserves in accordance with National Instrument 43-101.  In addition, the Scoping Study is preliminary in nature and despite the existing underground development in the deposit and the on-site mill, the assumptions made within the Scoping Study and its subsequent results may not be attained.  It is for this reason that the Issuer has put forward a development program designed to lead to a full bankable feasibility study and obtaining of the applicable permits, prior to final development taking place.

The Scoping study, which was produced in 2001 assumes that CZN would mine 1500 tonnes per day as a mixture of Vein and Stratabound ores at “average” deposit grades.  Independent Consultants reviewed the Scoping Study and declared it to be reasonable and achievable.

Discussions with concentrate sales professionals and preliminary discussions with smelters indicate that the Prairie Creek concentrates will be readily saleable, subject to the payment of penalties for elevated impurity levels, including mercury in the vein zinc and copper concentrate.  Cash flows have been prepared taking into account these penalties.  A number of upside scenarios exist for the operation including reduction of penalty levels in the concentrate and further mechanization in the mine to reduce costs.  These alternatives will be examined further during the follow-up feasibility study process and do not form part of the base case.

The Study was examined by Micon International Ltd. of Toronto, who confirmed that “all of the elements necessary for a scoping study have been incorporated by the Issuer” and that “the assumptions made within are considered reasonable for a study of this nature”.

The Issuer is now examining the various alternatives outlined within the Scoping Study and is working towards converting this into a bankable feasibility study.  As part of the full feasibility program, it is the Issuer’s intention to carry out a Pilot Plant program within the existing, essentially complete, 1,000-ton per day mill.  It is also intended to carry out additional delineation drilling and to drive a decline to provide a drilling platform and to access “ore” below the current underground workings.  These programmes will require permits to be issued by the Mackenzie Valley Land and Water Board, for which applications have been submitted and have now passed review by the Mackenzie Valley Environmental Impact Review Board.  Timely receipt of the permits from Mackenzie valley Land and Water Board will dictate the orderly execution of the work necessary to finalise the Feasibility Study and subsequent permitting and construction of the revised mine and mill design.

During 2001, the Issuer also completed a short diamond drill program, designed to enhance and increase confidence in the existing resource model and to identify areas of higher grade and tonnage, in advance of initial mining.  Five diamond drill holes were completed in the program totaling 1,711 meters of coring. The results of the program were a confirmation of the resource model and identification of significant further potential for this high-grade deposit.

The drill program was successful in identifying an area of significantly increased thickness and grade, referred to as “a thick-high-grade shoot,” in the existing vein resource.  Additional parallel high-grade veins were also intercepted giving further potential to the identified mineral resource in this area.  This is important, in that this is proximal to where initial mining would take place and will provide significantly increased tonnage and grade per vertical meter, in early mining.

VEIN INTERCEPTS
DDH	From (m)	To (m)	Int (m)	True width (m)	Pb %	Zn %	Ag g/t	Cu %

PC-01-130	256.1	265.1	9	5.2	8.0	9.0	127.4	0.26
PC-01-130	295.9	307.7	11.8	6.8	24.5	2.3	248.5	0.14
PC-01-132	286.1	304.8	18.7	7.0	12.2	4.8	172.7	0.34
PC-01-132	336.6	342.3	5.7	2.1	20.2	3.2	194.8	0.14
PC-01-133	305.4	331.9	26.5	11.0	14.8	10.1	226.3	0.51
PC-01-134	235.4	254.8	19.4	13.7	8.2	8.9	122.6	0.25

Secondly the drilling confirmed and potentially extended Strata-bound mineralisation between the two existing known strata-bound deposits SD1 and SD2.

STRATA-BOUND INTERCEPTS
DDH	From (m)	To (m)	Int (m)	True width (m)	Pb %	Zn %	Ag g/t	Cu %

PC-01-130	267.3	270.3	3.0	2.8	6.2	12.3	45.6	0.03
PC-01-130	290.1	295.9	5.8	5.5	3.2	7.9	25.9	0.02
PC-01-130	307.7	322.0	14.3	13.4	4.1	6.9	44.8	0.01
PC-01-131	287.3	293.0	5.7	5.6	3.1	6.2	25.8	0.01
PC-01-132	319.4	326.9	7.5	7.4	3.2	6.4	28.1	0.01

These more recent results further confirm the Issuer’s understanding of the geological interpretation of the deposit. This drilling has re-enforced and significantly enhanced the previous geological interpretations, thus increasing the confidence level of resources within the known Vein and Stratabound bodies of mineralisation.

Additionally a geochemical survey completed this year on the Issuer’s SAN6 mineral claim indicated further anomalous zinc values along the extrapolated strike direction of the Prairie creek vein system 7.5 kilometers north of the minesite. Further studies of the Prairie Creek database are continuing.  An on-going environmental mitigation program at the site continued throughout the 2001 season.

The Issuer is continuing to work closely with the Deh Cho First Nations on the development of the property and to realize the aims of the Prairie Creek Development Cooperation Agreement, signed with the Nahanni Butte Dene Band in 1996, which provides for the First Nations to purchase a partnership position in the project, as well as employment and contracting opportunities for First Nations businesses.

The Issuer also continues to work on the re-permitting of the operation, which was fully permitted for operation in 1982, but never operated.  These permits have now lapsed and it is expected that a full permit application will be made to Mackenzie Valley Land and Water Board as soon as practical.

2002 Prairie Creek Property Exploration Program

Activities at Prairie Creek were curtailed by the permit process in the Northwest Territories.  The Company’s applications for operation of the Pilot plant and excavation of the decline for underground access and drilling cleared the Mackenzie Valley Environmental Impact Review Board, (MVEIRB) but were then held up by the Minister for Indian and Northern Affairs and sent back to the MVEIRB to obtain answers to some supplemental questions regarding water disposal.  Following further review, the permits have again cleared the MVEIRB and have gone back to the Minister prior to being passed to the Mackenzie Valley Land and Water Board for issuance of Permits.

The recent North American Tungsten - Cantung decision of the Appeal Court of Northwest Territories published in May 2003 offers out the indication that because of Prairie Creek’s permits existing prior to 22nd June 1984, the requirement for environmental review for portions of future applications may be reduced or grandfathered, as long as no substantive changes have taken place. The Company will be examining this decision carefully and taking advice as to its application at Prairie Creek.

Otherwise site activities were limited to caretaking and ensuring the property was kept in good condition, in preparation for carrying out the pilot plant and the decline work required to advance from Scoping Study to bankable feasibility.

The Scoping study, which was produced in 2001 assumed that we would mine 1500 tonnes per day as a mixture of Vein and Stratabound ores at “average” deposit grades.  Independent Consultants reviewed the Scoping Study and declared it to be reasonable and achievable.  Subsequent work in 2002 has indicated that the zinc concentrate can be smelted using the Sherrit hydrometallurgical process, opening up the market for the concentrates to hydro as well as conventional pyro-metallurgical smelters.  We are currently in discussion with a number of smelters who have indicated that they are interested in taking the concentrate.

As part of an exercise to look at improving project economics through more selective mining, we carried out a program of additional drilling in 2001.   This when combined with earlier chip sampling exercises over 800 feet of one of the underground levels, confirm that a series of higher grade chutes exist within the Vein deposit.  At start up or during times of low prices, we would mine these higher-grade areas to maintain cash flow or achieve early payout.

A recalculation of project economics, assuming current prices, exchange rates and smelter terms, while at the same time looking at replacing “average” run of mine vein material with “high grade” vein material for the first few of years, as would be the practice during a start up indicates that the mine can operate during the early years at a cash cost of 19 cents US per pound of saleable zinc, including by product credits.

For clarification, the typical grade of the higher-grade intersections are 17.22% Zn, 15.98% Pb, 329.6 g/t Ag and 0.77% Cu.  This compares with run of mine vein grades of 12.5% Zn, 11.4% Pb, 175.5 g/t Ag and 0.4% Cu.  Sufficient Vein material of this grade can be postulated for at least three years feed, and possibly as much as four to five years, based on 40-50% of the feed to the mill being Stratabound ore.  Also, the opportunity for other such high-grade shoots within the main vein is very high and will be confirmed by delineation drilling during operations.

Assuming the Prairie Creek mine were to start up now, then it could repay the capital cost of the development within eighteen months of start up.  The mine would produce 125 million pounds of saleable Zinc at a production cost including head office etc of approximately 19 cents US per pound.  This leaves a margin of 18 cents US per pound over current prices.

Permitting at Prairie Creek

At the time of construction in 1982, the Prairie Creek Mine had been fully permitted for full scale mining and milling operations.  Permitting had been undertaken under the regulatory regime of the day, which involved a comprehensive environmental assessment and public review before the Northwest Territories Water Board. A considerable number of technical and baseline studies describing the proposed development and the physical and biological environment were undertaken at that time.

Water Licence N3L3-0932 was issued by the Department of Indian Affairs and Northern Development on July 1, 1982 pursuant to the Northern Inland Waters Act and Regulations authorizing use of up to 1,150 m3/day and 420,000 m3/year of water from the Prairie Creek Valley Aquifer and setting standards for discharge of process effluent to Prairie Creek.  Land Use Permit N80F249 was issued July 2, 1980 for the winter road connecting Prairie Creek to the Liard Highway, and Surface Leases were issued for the minesite area and airstrip.

The Water Licence and Land Use Permit have since expired, necessitating the requirement for new ones to be issued in support of future operations.  Further baseline studies were undertaken in 1994 in support of planned re-development and permitting activity at that time. While the re-permitting process was subsequently discontinued in 1995, these studies represent a significant addition to the information database in support the Project.

Consequently we are currently working on moving through the permitting and feasibility process, including the operation of a pilot plant on site and the driving of an initial decline to access lower ore. The recent Cantung decision of the Appeal Court of Northwest Territories published in May 2003 offers out the indication that because of our permits existing prior to 22nd June 1984, the requirement for environmental review for portions of the project may be reduced or grandfathered, as long as no substantive changes have taken place. We will be examining this decision carefully and taking advice as to its application at Prairie Creek.

We estimate the remaining permitting and feasibility study work will take around two years and cost between $3 and 5 million Canadian, depending on the level of environmental review and work carried out.

Acid Rock Drainage

The Prairie Creek Mine benefits greatly from the fact that the mineral resources are hosted in carbonate rocks.  Rescan Environmental of Vancouver, B.C. undertook a detailed analysis of the acid generating characteristics of all dominant rock types at the Prairie Creek Mine in 1994.  The results indicated an overwhelming dominance of acid neutralizing minerals with acid neutralizing carbonate minerals exceeding the total capacity to generate acidity by an average factor of almost 200.  Initial analysis of flotation tailings generated from metallurgical testwork has indicated a similar excess of neutralization potential.

The low sulphide values and high excess neutralization potential of the host rocks and tailings products indicate that these materials will pose no long term hazard to the environment through sulphide oxidation processes.

Endangered Species

The Committee on the Status of Endangered Wildlife in Canada (COSEWIC) lists only two species in the area of the Prairie Creek Mine.  These are the Grizzly Bear (Ursus arctos) and the Wolverine (Gulo gulo), both of which are listed in the Special Concern category.  In areas removed from the minesite, COSEWIC lists the Anatum Peregrin Falcon (Falco peregrinus anatum), the Woodland Caribou Boreal population (Rangifer tarandus caribou) and the Wood Bison (Bison bison athabascae), each of which are considered Threatened.

Detailed field studies of wildlife populations and wildlife habitat in the area of the Prairie Creek Mine and the access road were conducted by Beak Consultants in 1980-81 and again by Rescan in 1994.  None of the listed species and no critical habitat, such as denning or nesting areas, were identified in the area of the mine.  Grizzly bears and wolverine have been observed or encountered only very infrequently in the area surrounding the mine over the past 20 years.

Caribou populations and potential caribou habitat have been identified in areas removed from the minesite to the north and east in the Mackenzie mountains.  Potential impacts to these populations are primarily transportation related and can be mitigated through standard road safety practices.  Specific surveys of potential Peregrine falcon nesting habitat have identified no nesting sites in the area of the minesite.

Wood bison were re-introduced into the Nahanni Butte area, 90 kilometers to the southeast of the Prairie Creek Mine, in 1980 with additions to the herd made in 1989 and again in 1998.  As with caribou, potential impacts to these populations are primarily transportation related, in this case primarily in the area of the Liard Highway, and can be mitigated through standard road safety practices.

No rare or highly valued species of vegetation or plant communities have been identified in the area.  COSEWIC does not list any plant species as endangered, threatened or of special concern in the area of the Prairie Creek Mine.

Protected Areas

The Prairie Creek Mine, located adjacent to Prairie Creek, is within the watershed of the South Nahanni River, 32 kilometers upstream of the point where Prairie Creek crosses the boundary of the Nahanni National Park Reserve and 48 kilometers upstream of the point where Prairie Creek joins the South Nahanni River.

The Nahanni National Park Reserve was created in 1972, following a canoe trip down the river by Pierre Elliot Trudeau, specifically for the purpose of setting aside the South Nahanni River for wilderness recreational purposes.  The South Nahanni River is 500 kilometers in length of which 300 kilometers are contained within the Nahanni National Park Reserve.  The confluence of Prairie Creek and the South Nahanni River is 65 kilometers upstream of the point where the South Nahanni River leaves the Nahanni National Park Reserve crossing its downstream boundary.

The South Nahanni is highly valued as a wilderness recreation river and is regularly used for canoeing trips during the summer months.  These wilderness adventure tours, of which there were 58 such private trips in 1999, are supported by a number of outfitting companies from as far away as Ontario.  Through the efforts of Parks Canada the South Nahanni River and the Nahanni National Park Reserve have been designated as a Canadian Heritage River and a World Heritage site, respectively.

The Company recognizes the highly valued wilderness attributes of the South Nahanni River which have led to these designations, and is committed to working closely with the Deh Cho First Nations, in whose traditional territory the Nahanni National Park Reserve  lies, Parks Canada and the Nahanni River Outfitters Association to ensure that operations at the Prairie Creek Mine in no way impact upon this special place.

Permit Applications

Being located within the Mackenzie Valley in the southwest corner of the Northwest Territories, all present day permitting activity relating to land and water uses at Prairie Creek falls under the recently proclaimed Mackenzie Valley Resource Management Act (MVRMA).

The MVRMA evolved out of the Gwich’in and Sahtu Comprehensive Land Claim Agreements, which required the establishment of land and water boards as institutions of public government within an integrated and coordinated system of land and water management in the Mackenzie Valley, and received royal assent on June 18, 1998.

The Mackenzie Valley Land and Water Board (MVLWB) was created on March 31, 2000.  The MVLWB has jurisdiction in all uses of land or water or deposits of waste in the Mackenzie Valley for which a permit is required.

The MVLWB and its associated regional boards take over regulatory functions previously performed by the Department of Indian Affairs and Northern Development (DIAND), the Northwest Territories Water Board, and the Government of the Northwest Territory's Department of Municipal and Community Affairs on Commissioner's Lands.  As well, the Canadian Environmental Assessment Act no longer applies in the Mackenzie Valley except under very specific situations.

Under the MVRMA, the public boards are responsible for:

•

preparing regional land use plans to guide the development and use of land, waters and other resources;

•

regulating all uses of land and water; and

•

carrying out the environmental assessment and review process.

As stated in the MVRMA, "the purpose of the establishment of boards by this Act is to enable residents of the Mackenzie Valley to participate in the management of its resources for the benefit of the residents and of other Canadians."

The stated objective of the MVLWB is to "regulate the use of land and waters and the deposit of waste so as to provide for the conservation, development and utilization of land and water resources in a manner that will provide optimum benefit to the residents of the settlement areas and of the Mackenzie Valley and to all Canadians."

The MVLWB has three main functions:

1.

Processing trans-boundary land use and water use applications in the Mackenzie Valley;

2.

Ensuring consistency in the application of the legislation throughout the Mackenzie Valley; and

3.

Issuing land use permits and water licences outside settled land claim areas in the Mackenzie Valley.

All Applications for a land use permit or a water licence in relation to a development in the Mackenzie Valley are made to the Board or one of its regional boards, as determined by the location of the development.  In the case of Prairie Creek, being located within the Deh Cho First Nations region, for which a settlement agreement has not as yet been reached, applications will be processed by the MVLWB with representation by the Deh Cho.

These Applications will require the inclusion of certain baseline and other technical information to allow them to be appropriately assessed and processed.  Information provided with an Application will be used for undertaking a preliminary screening and for regulatory review of the Application.  Much of this work has previously been completed in support of permitting initiatives in 1982 and again in 1994, however additional work to supplement the existing database will likely be required to support current development plans and a new operating permit application.

A preliminary screening will determine if the Project will be referred to the Mackenzie Valley Environmental Impact Review Board (MVEIRB) for an environmental assessment (EA) or whether it will proceed directly to a regulatory review for the issuance of licences and permits.

If referred, which is most likely for a mining project such as Prairie Creek, the MVEIRB will develop a work plan and terms of reference in order to conduct the Environmental Assessment, (EA.)  Upon completion of the EA the MVEIRB will recommend terms and conditions to be attached to the permit or licence.  The MVEIRB’s recommendations will then be forwarded to the Minister of Indian Affairs and Northern Development prior to issuance of permits and licences by the MVLWB.  The MVEIRB may also recommend the proposal undergo an environmental impact public review before a panel.

Since August 2000, the Company has received two separate permits to carry out Diamond drilling on the site and in the surrounding area through the Mackenzie Valley Resource Management Process.  Additionally, land use applications have been submitted to MVLWB for permits to operate a pilot plant and drive an underground decline into the vein below mill level.  Both these applications were referred to the MVEIRB for environmental assessment and were recommended for approval in January of 2002. The Company is awaiting issuance of the appropriate permits from the MVLWB, following Ministerial review.

The Company initiated preliminary discussions with the regulatory authorities in Yellowknife in August, 2000 with respect to re-development and re-permitting of the commercial Prairie Creek Mine operation.  A follow up presentation was made to the Mineral Development Advisory Group in November 2000 to elicit specific feedback from each of the regulatory agencies on the information requirements necessary for them to fulfill their roles in review of an Environmental Assessment Report to be submitted in support of applications for permits and licences authorizing full production of the mine.

The EA process for re-permitting of the Prairie Creek Mine, including the collection of additional baseline data to support preparation and submission of the EA report, is expected to take up to two years to complete, subject to adequate funding, and discussions with the regulatory agencies are ongoing at this time.

Second Property under Option – Damoti Lake, NT

The Issuer signed of a Letter of Intent to enter into an Option Agreement with Standard Mining Corp; a wholly owned subsidiary of Doublestar Resources Ltd. to acquire 50% of the Damoti Lake advanced Gold exploration Project, in the Northwest Territories.  Damoti Lake is located 200 km north of Yellowknife, 14 km south of the past producing 11,000-tpd Colomac gold mine, which is accessed by winter road and an airstrip.

An extensive review of the property including visits to the site by Company personnel and a re-working of the exploration data base, including re-surveying and economic and technical reviews was carried out.  Because of the shortage of funds in the company and an inability to raise further funds on this project; in April of 2003 the project was returned to Doublestar at no further cost to the Company.  During this process the Company expended approximately $184,787 on the acquisition and appraisal of this project.

The Company continues to seek properties of merit in order to broaden the Corporation’s exposure away from base metals and the NWT.

SELECTED CONSOLIDATED FINANCIAL STATEMENTS

The following tables set forth selected financial data with respect to Canadian Zinc Corporation on a basis for the periods indicated.  The information appearing below has been derived from and should be read in conjunction with the financial statements of Canadian Zinc Corporation and notes thereto.

	2002	2001	2000	1999	1998
Revenues	$4,552	$16,832	$31,024	$13,870	$18,253
Total Assets	$12,956,852	$13,260,386	$13,025,542	$11,620,732	$11,292,464
Total Long-Term Debt	0	0	0	0	0
Net Earnings (Loss)(1)	($937,208)	($736,771)	($596,510)	($149,589)	($209,038)
Net Earnings (Loss) Per Common Share(1)(2)	(0.03)	(0.03)	(0.02)	(0.01)	(0.01)

Throughout this period work by the Company has principally concentrated on the Prairie Creek Property.  Exploration and development expenses have been capitalized where appropriate and levels of expenditure reflect the Company’s ability to attract funds to the project.  No significant acquisitions or dispositions were made during the periods in question and the Company has remained an exploration and development minerals company.

	Revenues $	Net Earnings (Loss)(1) $	Net Earnings (Loss) per Common Share(1)(2) $
		(Unaudited)
Fourth Quarter	59	(345,674)	(0.03)
Third Quarter	1,772	(128,134)	(0.02)
Second Quarter	2,429	(273,444)	(0.01)
First Quarter	292	(189,956)	(0.01)
2001
Fourth Quarter	1,195	(149,562)	(0.005)
Third Quarter	2,774	(179,270)	(0.006)
Second Quarter	3,871	(211,484)	(0.007)
First Quarter	8,992	(196,455)	(0.006)

(1)

The net earnings (loss) figures are the same for both before and after extraordinary items.

(2)

The per share earnings (loss) figures are the same for both before and after extraordinary items and on an undiluted and fully diluted basis, based on the number of shares in issue at the end of 20021.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

General Discussion

The following discussion and analysis should be read in conjunction with the audited financial statements and accompanying notes.

During fiscal 2002, the Issuer incurred exploration expenditures of $311,807, a decrease of $289,186 from the previous year.  Net loss for the year was $937,208, or $0,026 per share, compared to $736,771 for 2001.  The majority of this increase arose from expenditures incurred on the evaluation of the Damoti Lake project.

Quarterly Information

Please refer to Item 4.  Selected Financial Information

Liquidity and Capital Resources

As at December 31, 2002, Canadian Zinc had cash on hand of $63,896.  This is a reduction of $481,554 from the cash balance at December 31, 2001.  The Company raised equity of $471,589, net during 2002, but operating activities consumed cash of $613,316 and asset acquisitions and exploration expenditures used a further $339,807.  An additional $150,000 was raised subsequent to the year-end.

Cash on hand at December 31st 2002 is insufficient  to cover the year expected 2003 costs at the Prairie Creek property, thus additional funding will be required to cover expected costs of the current operation and to permit the Company to pursue other activities.  An additional $150,000 was raised subsequent to the year-end.

Results of Operations

The Company’s loss for the year ended December 31, 2002 totaled $937,208, an increase of $200,437 over the loss for 2001 of  $736,771.   This increase arose mainly from the following:

•

A write off of $184,747 on the Damoti Lake Property in 2002 and compared to no property write of in 2001,

•

Year 2002 is the first year where stock based compensation is included in the accounts.  The expense of issuing or re-pricing options at 20 cents is estimated at $97,500 in year 2002.

•

Although investor relations and promotional activities were up $36,383 in 2002, owing to increased effort in investor relations, corporate financing activities were down $64,166 due to the limited availability of funds in the market during the year.

Financing History

From incorporation in 1965 until July 1991, the Issuer was exclusively in the restaurant business, as a franchise owner/operator of Pizza Delight restaurants.  Pizza Delight Corporation Ltd. was the parent of the Issuer, controlling 1,033,723 shares (or 86% at June 28, 1991 when the shares were sold) until July 29, 1991 when the Issuer sold its entire restaurant business and assets to Pizza Delight Corporation for $53,000.  The Issuer changed its focus with the sale of its restaurant business, effective July 25, 1991, to begin activities in the natural resource industry.  Current management was not involved in the Issuer's affairs when it was in the restaurant business.

Pursuant to an August 23, 1991 Option Agreement, the Issuer entered into an option to acquire a 60% interest in the Prairie Creek Mine property from Nanisivik Mines Ltd. (an unaffiliated third party).  Pursuant to a March 29, 1993 Asset Purchase Agreement that superseded the Option Agreement, the Issuer acquired a 100% interest in the Prairie Creek Mine property, the mining and surface leases of which are subject to a net smelter royalty of 2% with a current maximum of $8.2 million.

The purchase price for the mineral interests was: a $250,000 deposit (paid March 31, 1993); $1,000,000 (paid May 22, 1993); and a $2,000,000 7% Convertible Debenture, payable $1,000,000 on January 1, 1995 and $1,000,000 on June 22, 1995 and convertible at $3.50 per share. $1,000,000 was paid on the convertible debenture on January 1, 1995 and the terms on the balance were revised whereby $250,000 was paid on June 22, 1995 and the remaining $750,000 was convertible into 600,000 Issuer shares at $1.25 per share which conversion was completed in October, 1995.  The purchase price was allocated $2,750,000 to the land and $500,000 to the plant and equipment.

Effective August 21, 1991 the Issuer completed a two-for-one stock split, and all references to shares will refer to post-split numbers unless otherwise specified.

In July 1993 the Issuer completed a private placement of 2,000,000 Special Warrants, exchangeable into 2,000,000 shares of common stock, raising $4,185,000 (net of commission).  The funds were held in escrow pending receipt of a final prospectus qualifying the shares for distribution, which occurred in October 1993.

In January 1995 the Issuer raised $350,000 through a private placement of 200,000 Units, each Unit consisting of one common share and one purchase warrant, at a price of $1.75 per Unit.  Each warrant entitled the holder to purchase an additional share of the Issuer at a price of $1.75 with an original expiry date of February 1, 1996 and subsequently extended to February 1, 1998.  In May 1995 the Issuer raised $2,495,750 pursuant to a private placement of shares at $1.00 per share.

In April 1995 the Issuer borrowed $250,000 from Derway Finance Limited ("Derway"), a company controlled by Tony Millar, Chairman of the Issuer at that time.  The loan was repaid on April 26, 1996 with interest at 12% per year.  Derway was granted share purchase warrants entitling it to purchase up to 227,272 shares of the Issuer's common stock at $1.10 on or before April 19, 2000.  Derway exercised the warrants on April 19, 1996.

On June 1, 1995 the Issuer completed a private placement of 2,495,750 shares of common stock at $1.00 per share.  Union Capital Markets (UK) Limited was paid a fee of 8% of the funds raised pursuant to the private placement agreement, 50% of which was payable in cash and 50% of which was payable in the form of 99,830 shares of common stock.  Union Capital was also granted share purchase warrants entitling it to purchase up to an additional 250,000 shares of the Issuer's common stock for two years at $1.19 per share in the first year and $1.37 in the second year.  The warrants were exercised in March, 1996.

In May 1996 the Issuer initiated a proposed partnership financing which was not completed because the minimum subscription was not achieved by the deadline of July 10, 1996.

On December 10, 1996 the Issuer completed the negotiation of the Prairie Creek Development Cooperation Agreement with the Nahanni Butte Dene Band (the “Band”) of the Deh Cho First Nations in the Northwest Territories of Canada.  The agreement provides that in consideration for the Band providing financial assistance, quiet enjoyment, access easements, potential cost savings as a result of the Band's involvement, support for the project and assembly and provision of the Band's traditional knowledge in support of the project, the Issuer will:

•

pay the Band 5% of after tax net profits after repayment of the aggregate costs incurred in constructing access and bringing the project into production;

•

grant the Band an option to purchase 10% or 15% of the project for $6,000,000 or $9,000,000 respectively subject to adjustment for inflation and additional development costs, exercisable within three months following delivery of a Bankable Feasibility Study and receipt of all major permits for the project; and

•

give the Band preferential access on providing contract services; being competitive as to price, delivery, capability, performance and quality.

Following commencement of production, the Band and the Issuer will jointly fund: (a) the establishment of an education centre to a maximum of $150,000 and annual operating costs up to $50,000; and (b) a scholarship fund of $20,000 per year increasing to $30,000 per year following payback of all capital costs.  In addition, the project will contribute $25,000 per year to a trust on commencement of construction of access to the project to compensate traditional harvesters who are negatively affected by the project and the access.

On July 9, 1997 a non-brokered private placement of 1.75 million units was completed at a price of $0.45 per unit to raise $787,500.  Each unit comprised one “flow-through” common share in the capital of the Issuer and one non-transferable share purchase warrant.  Each warrant entitled the holders to purchase one additional “flow-through” common share of the Issuer at $0.50 per share.   On September 21, 1997, 890,000 share purchase warrants issued in connection with the aforementioned private placement were exercised at a price of $0.50 per share to raise an additional $445,000.

On April 16, 1999 a private placement of 2,000,000 units was completed at a price of $0.17 per unit to raise $340,000.  Each unit was comprised of one common share in the capital of the Issuer and one half of one non-transferable share purchase warrant.  Each whole warrant entitled the holders to purchase one additional common share at a price of $0.20 per share exercisable on or before November 30, 1999.  To satisfy, in part, a 7% commission fee by the acting agent, 70,000 additional units were issued to IPO Capital Corp. pursuant to an agreement dated April 15, 1999.

On May 19, 2000 a private placement of 1,800,000 "flow-through" common shares was completed at a price of $0.42 per share to raise $756,000.  The Issuer paid Yorkton Securities Inc. a commission of $60,480 and 147,000 Agent's Warrants.  Each Agent's Warrant entitles the Agent to purchase one common share of the Issuer for a period of two years at a price of $0.42 per share in the first year and at $0.48 per share in the second year.  The shares pursuant to this private placement were issued on June 16, 2000.

On July 20, 2000 a private placement of 1,500,000 units was completed at a price of $0.50 per unit to raise $750,000.  Each unit was comprised of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional share of the Issuer at $0.55 per share for a period of one year.  Clubb Capital Limited received 75,000 Units and 150,000 Broker's Warrants exercisable at $0.55 for two years.

On December 29, 2000 a non-brokered private placement of 1,032,162 "flow-through" common shares was completed at a price of $0.37 per share to raise $381,900.

On July 13, 2001, a private placement of 2,121,001 units was completed at a price of $0.30 per unit to raise $636,300.  Each unit was comprised of one common share and one half common share purchase warrant.  Each whole warrant is exercisable to purchase one common share at a price of $0.40 on or before July 13, 2003.  Clubb Capital Limited received $50,904 cash and received 212,100 Broker’s Warrants to purchase 212,100 common shares exercisable at $0.40 per share on or before July 13, 2003.

On November 15, 2001 Mr. Kearney was appointed to the Board of Directors and the Issuer announced a proposed private placement of 1,000,000 units to a company controlled by Mr. John F. Kearney.  Each unit consisted of one common share and one share purchase warrant.  Each share purchase warrant will be exercisable to acquire one common share initially at a price of $0.20 per share until one year after closing of the Financing and subsequently at a price of $0.25 per share prior to the second anniversary of the closing of the Financing.  The issue closed on February 8, 2002.

On December 18, 2001, a private placement was completed whereby Clubb Capital Limited as agent raised $450,000 through the placement of 3,000,000 units at a price of $0.15 per unit.  Each unit consisted of one common share and one share purchase warrant.  Each share purchase warrant will be exercisable to acquire one common share initially at a price of $0.20 per share until one year after closing of the Financing and subsequently at a price of $0.25 per share prior to the second anniversary of the closing of the Financing.  Subscriptions were only available to investors residing outside of North America.  In connection with this financing the Issuer paid the Agent a commission of 8.0% of the gross proceeds of the financing plus Agent’s warrants equivalent to 10% of the number of units placed in the financing.  The Agent’s warrants will have the same terms and conditions as the share purchase warrants.

On December 31st 2001, the Issuer closed a placement of 340,000 flow-through common shares at an Offering Price of $0.18 each to raise proceeds of $61,200, net of expenses.

On February 12th 2002, the Company closed an equity issue of 1,000,000 million units at CDN$0.15 per unit consisting of one common share and a common share purchase warrant to purchase one share at $0.20 in the first year and $0.25 per share in the second year.

As part of the Company’s efforts to reduce costs and potential liabilities, in January 2002, Malcolm Swallow, the President and CEO of the Company, agreed to terminate his then existing three-year service contract and move to a consultancy basis for the Company.  As part of this agreement, the shareholders of the Company approved the issuance to Swallow Services Ltd., (a company controlled by Malcolm Swallow,) 250,000 Common Shares of the Company valued at $0.15 per share, as a retainer for their services by a vote of the disinterested shareholders at the 2002 annual general meeting.

During August and September, 2002, the Company completed a $257,073 financing through the sale of both flow through and non flow through shares totaling 1,120,154 shares and 245,120 common share purchase warrants to purchase one half of a common share at $0.23 over one year.

In October 2002, the Company raised a further $39,728 through the sale of both flow through and non flow through shares totaling 172,730 shares and 72,730 common share purchase warrants to purchase one half of a common share at $0.23 over one year.

In December of 2002, the Company closed a small flow through funding for $89,000. The non-brokered placing totalled 89 units at a price of $1,000 per unit.  Each Unit consists of 3,500 Flow-Through Common Shares ("Flow-Through Shares"), with an ascribed value of $600, 2,500 Non Flow-Through Common Shares ("NFT Shares") with an ascribed value of $399.75 and 2,500 share purchase warrants (the "Warrants") with a total ascribed value of $0.25.  Each Warrant will be exercisable to acquire one additional Common Share at $0.17 per Share for a period of one (1) year from the date of issue.  Insiders subscribing to the issue are Swallow Services Limited, (10 units) a company controlled by the President of the Company, and Robert Gayton, (5 units) who is Chief Financial Officer and Company Secretary of the Company.

In January of 2003, the Company closed a further small financing consisting of non flow through shares with a warrant to raise a further $237,500, net of costs.

As of the date hereof there are 36,138,169 shares of common stock issued and outstanding.

Significant Uncertainties/Material Capital Commitments

The Issuer is in the process of exploring the Prairie Creek Mine property Since inception the Issuer has expended $12,746,832 as of December 31, 2002 on the Prairie Creek project.

To carry out exploration and development and to bring the Prairie Creek property into commercial production, if warranted, would require a substantial financing as the Issuer has insufficient funds on hand to complete the project.  Similarly the proposed exploration program on Damoti Lake cannot be funded from existing resources of the Issuer. Nevertheless, the Issuer believes that the work currently underway will demonstrate sufficient potential commercial values for both properties, that future equity/debt financings and/or joint ventures can be arranged to bring each project to a successful completion.

However, there is no assurance that additional funding will be available to the Issuer to complete exploration or development or to fulfill its obligations under any applicable agreements.  Although the Issuer has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Issuer will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.  Failure to obtain such additional financing could result in delay or indefinite postponement of development with the possible loss of the property.

The Issuer has deferred exploration costs on the basis of its belief that in the future that mineral reserves on the Prairie Creek Property can be commercially mined and that such capitalized costs can be recovered.  Pursuant to review of engineering studies on the property and discussion with its accountants, the Issuer believes that the net realizable value of the properties is equal to or exceeds capitalized costs.

MARKET FOR SECURITIES

The Issuer's common shares trade on the Toronto Stock Exchange under the symbol “CZN”.

DIRECTORS AND OFFICERS

The following table sets out the names of the directors and officers, all offices of the Issuer each now holds, each person's principal occupation, business or employment, the period of time during which each has been a director or officer of the Issuer:

Name, Municipality of Residence, of Director, Officers, Promoters and Principal Shareholders	Principal Occupation, Business or Employment for the Past Five Years	Date First Elected or Appointed
Robert J. Gayton Vice President of Finance, CFO, Corporate Secretary and Director. West Vancouver, British Columbia, Canada

Financial consultant to and Vice-President Finance of Western Copper Holdings Ltd., Quaterra Resources Inc., Eaglecrest Explorations Ltd., Pacific Cascade Resources Corp., Rio Fortuna Exploration Corp., Intl. Bravo Resources Corp., Lightyear Technologies Inc.. Director of seven public companies and three private companies.

May 25, 2000
John F. Kearney * Director Toronto, Ontario, Canada

Chairman of Anglesey Mining PLC, Director of Minco plc and Conquest Resources Limited.  Previously Chairman, President and Chief Executive Officer of Northgate Exploration Limited; Campbell Resources Inc. and Sonora Gold Corp.

Nov. 8, 2001
John A. MacPherson Currently Chairman & Director North Vancouver, British Columbia, Canada

Self-employed prior to May 1, 1997.  May 1997 to December 31, 1997 – advisor to the President of International Wayside Gold Mines. January 1, 1998 to 1999 director of Fleck Resources.  Chairman of Canadian Zinc Corporation from 2000 to present.

May 20,1999
Dr. David Shaw * Director Vancouver, British Columbia, Canada	Self employed as an independent Consulting Geologist.	May 25, 2000
Malcolm J.A. Swallow * Currently President, C.E.O. & Director Langley, British Columbia, Canada	Vice President Development, Imperial Metals Corporation, director Cross Lake Minerals Ltd. and Anglesey Mining PLC., President and CEO of Canadian Zinc Corporation since June of 2000.	May 25, 2000

*  Members of the Audit Committee

Each director elected will hold office until the next annual general meeting of the Issuer, unless the director’s office is earlier vacated in accordance with the Articles/By-Laws of the Issuer.

As at April 20, 2003, the Directors and senior officers of the Issuer as a group beneficially own, directly or indirectly, approximately 6.0 % of the outstanding common shares of the Issuer.

ADDITIONAL INFORMATION

Additional information, including Directors' and officers' remuneration and indebtedness, principal holders of the Issuer's securities, options to purchase securities and interests of insiders in material transactions, where applicable, are contained in the Issuer's Information Circular dated May 15, 2003 for its Annual General Meeting which will be held June 26, 2003.

Additional financial information is contained in the Issuer’s 2002 Annual Report to Shareholders, which includes the audited financial statements for the year ended December 31, 2002 and 2001.  The first quarter financial statements to March 31, 2003 will also be available on SEDAR or from the Issuer.

The Issuer shall provide, upon request to the Secretary and upon payment of a reasonable charge where permitted, a copy of the 2002 Annual Information Form, the December 31, 2002 audited financial statements of the Issuer and the accompanying auditor’s report thereon, any subsequent interim financial statements and the Information Circular.